UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 13, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

“Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.”

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR AUGUST 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

					Total actual
					amount	Year-
		Actual		Total	completed	on-year
		amount	Year-	estimated	from	increase
	Estimated	completed	on-year	amount from	January	from
	amount for	for August	increase for	January	to August	January
	August	last year	August	to August	last year	to August

Passenger
Transportation Data
ASK (available seat
– kilometres)(millions)	18,843.94	17,115.17	10.1%	136,247.46	119,848.98	13.7%
– Domestic routes	11,853.23	11,562.09	2.5%	85,474.85	80,547.89	6.1%
– International routes	6,519.73	5,075.10	28.5%	47,006.90	35,626.35	31.9%
– Regional routes	470.97	477.99	–1.5%	3,765.71	3,674.73	2.5%

RPK(revenue passenger
– kilometres)(millions)	16,081.98	14,558.68	10.5%	111,311.96	97,422.37	14.3%
– Domestic routes	10,198.37	9,802.20	4.0%	70,274.89	65,753.69	6.9%
– International routes	5,511.22	4,362.23	26.3%	38,107.95	28,852.32	32.1%
– Regional routes	372.39	394.24	–5.5%	2,929.12	2,816.36	4.0%

						Total actual
						amount	Year-
		Actual			Total	completed	on-year
		amount	Year-		estimated	from	increase
	Estimated	completed	on-year		amount from	January	from
	amount for	for August	increase for		January	to August	January
	August	last year	August		to August	last year	to August

Number of passengers
carried (thousands)	9,714.39	9,173.90	5.9%		67,648.43	62,614.69	8.0%
– Domestic routes	8,051.49	7,689.08	4.7%		55,705.96	52,307.47	6.5%
– International routes	1,388.50	1,195.19	16.2%		9,769.59	8,228.23	18.7%
– Regional routes	274.40	289.62	–5.3%		2,172.88	2,079.00	4.5%

Passenger load factor (%)	85.3	85.1	0.3	pts	81.7	81.3	0.4	pts
– Domestic routes	86.0	84.8	1.3	pts	82.2	81.6	0.6	pts
– International routes	84.5	86.0	–1.4	pts	81.1	81.0	0.1	pts
– Regional routes	79.1	82.5	–3.4	pts	77.8	76.6	1.1	pts

Freight Transportation Data
AFTK (available freight tonne
– kilometres)(millions)	795.88	748.56	6.3%		6,235.97	5,756.58	8.3%
– Domestic routes	181.62	213.98	–15.1%		1,479.33	1,529.44	–3.3%
– International routes	595.15	511.05	16.5%		4,578.18	4,040.46	13.3%
– Regional routes	19.11	23.53	–18.8%		178.45	186.68	–4.4%

RFTK (revenue freight tonne
– kilometres)(millions)	390.76	375.22	4.1%		3,098.80	3,162.50	–2.0%
– Domestic routes	77.23	79.43	–2.8%		603.67	590.50	2.2%
– International routes	304.39	285.13	6.8%		2,415.10	2,489.83	–3.0%
– Regional routes	9.14	10.67	–14.3%		80.03	82.16	–2.6%

Weight of freight carried
(million kg)	110.96	112.36	–1.3%		880.17	896.92	–1.9%
– Domestic routes	55.90	57.36	–2.5%		442.57	430.87	2.7%
– International routes	47.41	46.45	2.1%		372.13	399.69	–6.9%
– Regional routes	7.64	8.56	–10.8%		65.46	66.36	–1.4%

Freight load factor (%)	49.1	50.1	–1.0	pts	49.7	54.9	–5.2	pts
– Domestic routes	42.5	37.1	5.4	pts	40.8	38.6	2.2	pts
– International routes	51.1	55.8	–4.6	pts	52.8	61.6	–8.9	pts
– Regional routes	47.8	45.3	2.5	pts	44.8	44.0	0.8	pts

						Total actual
						amount	Year-
		Actual			Total	completed	on-year
		amount	Year-		estimated	from	increase
	Estimated	completed	on-year		amount from	January	from
	amount for	for August	increase for		January	to August	January
	August	last year	August		to August	last year	to August

Consolidated Data
ATK (available tonne
– kilometres)(millions)	2,491.84	2,288.93	8.9%		18,498.24	16,542.98	11.8%
– Domestic routes	1,248.41	1,254.57	–0.5%		9,172.07	8,778.75	4.5%
– International routes	1,181.93	967.81	22.1%		8,808.80	7,246.83	21.6%
– Regional routes	61.49	66.55	–7.6%		517.37	517.41	–0.0%

RTK (revenue tonne
– kilometres)(millions)	1,790.44	1,639.48	9.2%		12,921.53	11,752.83	9.9%
– Domestic routes	964.88	931.92	3.5%		6,816.67	6,400.76	6.5%
– International routes	783.97	662.58	18.3%		5,766.92	5,022.07	14.8%
– Regional routes	41.59	44.97	–7.5%		337.93	330.00	2.4%

Overall load factor (%)	71.9	71.6	0.2	pts	69.9	71.0	–1.2	pts
– Domestic routes	77.3	74.3	3.0	pts	74.3	72.9	1.4	pts
– International routes	66.3	68.5	–2.1	pts	65.5	69.3	–3.8	pts
– Regional routes	67.6	67.6	0.0	pts	65.3	63.8	1.5	pts

Note: Please refer to the 2015 annual report of the Company for the definitions of the indicators.

In August 2016, China Eastern Airlines Corporation Limited (the “Company”) introduced 5 aircraft and retired 2 aircraft. As at 31 August 2016, the Company operated a fleet of 568 aircraft.

II.	BRIEF EXPLANATION

International crude oil price remained relatively low in August 2016. This month, passenger capacity of the Company increased by 10.1% as compared to the same period last year and passenger load factor was 85.3%, representing an increase of 0.3 percentage point as compared to the same period last year. The overall balance between supply and demand was maintained.

Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 6.3% year-on-year. Freight traffic volume increased by 4.1% year-on-year, while freight load factor was 49.1%.

III.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The date set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
13 September 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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